Vision Global Solutions Inc.
                           455 Notre Dame Street East
                                Montreal, Quebec,
                                 Canada H2Y 1C9

November 14, 2006

Securities and Exchange Commission

VIA EDGAR

      Re:   Vision Global Solutions Inc.
            Form 10-KSB for Fiscal Year Ended March 31, 2005
            Filed July 19, 2005
            Form 10-KSB for Fiscal Year Ended March 31, 2006
            Filed August 11, 2006
            File No. 000-31104

Dir Sir/Madam:

In response to your letter of September 20, 2006

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Independent Auditor's Report

      1. As previously requested, please describe the services performed by the Canadian audit firm of Kosseim Labrie, Inc. and tell us how Jewett, Schwartz and Associates considered PCAOB Rule 1001.

Response:

The financial statements, initially prepared by the Company's local account, were then provided to The Company engaged the Canadian Accounting Firm of Kosseim Labrie, Inc. to assist management in the preparation of internally generated schedules and the preparation of financial statement. They were not involved in the auditing of the Company. The Auditing of the Company's financial statements were performed by the firm of Jewett Schwartz and Associates.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

            Item 6 Management's Discussion and Analysis

      2. We note that you continue to disclose that you account for arrangements requiring customizing using the percentage of completion method. You indicated in your response to comment number 2 in your letter dated march 31, 2006 that revenue from those arrangements is not recognized under the percentage of completion method and that you would modify your policy accordingly. Please explain to us why your disclosures were not revised.

Response:

We have removed the reference to the "Percentage of Completion Method".

      3. We note that Jewett, Schwartz and Associates audit report indicates that they have audited the consolidated balance sheet as of March 31, 2006 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. Tell us how you have complied with Item 310(a) of regulations S-B which requires audited statements of income, cash slows and stockholders' equity for each of the two years preceding the balance sheet date.

Response:

            The audit report contained a Scribner's' error in that Jewett, Schwartz and Associates audited the consolidated balance sheet as of March 31, 2006 and March 31, 2005.

      4. Your disclosure indicates that you establish VSOE based on the "price established by mangagement having the relevant authority and certainity that the price will not change before the separate introduction of the lelemtn onto the market place" yet this appears to contradict your response to prior comment number 3. In this regard, we note that your response indicates that you do not have VSOE of PCS included in your term license arrangements and that you establish VSOE or PCS in perpetual arrangements by the price charged when the element os sold seperatley. Please explain this contradiction.

Response:

We have removed the reference in the Summary of Significant Account Principle's to VSOE or PCS as the Company does not does not offer them in there licensing arrangement's.

On behalf of the Company, we hereby affirm the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Jean-Paul Ouellette
----------------------------------------
Jean-Paul Ouellette.